Exhibit 99.4

CNBC

HotelPlanner CEO on going public via a SPAC

By Andrew Ross Sorkin and Melissa Lee

August 10, 2021

CNBC's "Squawk Box" team discusses travel demand and HotelPlanner's SPAC with Tim Hentschel, CEO of HotelPlanner.

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FULL INTERVIEW TRANSCRIPT

Andrew Sorkin (AS): Welcome back to Squawk Box. Booking company HotelPlanner and Reservations.com are announcing that they will merge in a SPAC deal going public on the NASDAQ under the ticker “HOTP.” It’s going to happen later this week. Joining us right now for a first-on CNBC interview to discuss this deal is Tim Hentschel. He is the CEO of HotelPlanner. Good morning to you. Congratulations on the transaction. I want to talk to you about the travel industry, especially as questions continue to persist about the delta variant and what it means to the reopening of the economy, not just in the United States but more broadly. What are you seeing?

Tim Hentschel (TH): Well, good morning, Andrew. Thank you for having me. We’re seeing pretty positive signs compared to where we came from. 2020 was pretty tough. Delta might be a little bit of an issue, but we’re not seeing a rise in cancellations right now. We’ve seen a little bit pullback in reservations around two, three percent, but that could just be do to the fact that the summer travel season is coming to an end.

AS: How much of your business and the newly combined business is consumer orientated versus business enterprise?

TH: About 70 percent is consumer orientated, 30 percent is business enterprise. As you might know, we power for nine-plus hotel bookings, most of the major online travel agencies as well as large sites such as The Knot and Wedding Wire for group hotel bookings. And then, of course, we’re constantly going out there direct to the consumer by both HotelPlanner.com, Reservations.com and Meetings.com.

AS: And so, how are you see—, I mean, between the 70 percent of the business is consumer, I assume that that’s the part of the business that’s, that’s excelling, but perhaps, I don’t know, you tell me – are you having a sound issue there – about the business side of it, meaning the 30 percent that’s, that’s business enterprise.

TH: The 30 percent, that’s been strong with the recovery from 2020 throughout the entire sector, so business enterprise is strong for us. Our affiliate partners are recovering like we are.

AS: And what about the meetings part of the business cause we keep, we’ve, we’ve been having lots of conversations on this program recently about conventions, people getting back together, things like that. What are you seeing?

TH: So, it’s coming back together. I mean we’re doing an event in South Beach in just a few months that’s gonna be live. There are several events that have moved forward and then there are some events that have cancelled. So, it’s mixed results there, but I can tell you in the leisure group segment, weddings are coming back and rebounding very strongly. Youth sports and professional sports and festivals, you know, people want to get out there again, so that segment of the group business is very strong and that’s the segment that HotelPlanner.com lives in. We’re much stronger in the leisure group segment of group travel.

Melissa Lee (ML): Tim, the combined company is projecting a CAGR, compound annual growth rate, of about 42 percent from 2020 to 2023, and I’m wondering what assumptions lie behind it given we’re still in the pandemic. You haven’t seen, as you say, cancellations so far, but what sort of economic recovery gives you the backdrop for those projections?

TH: So we pivoted over COVID. Our traditional call center got called away because they could no longer go in the office, and so then we developed the first of its kind gig economy call center. So we’ve hired and trained over 2,000 local travel agents around the world that answer calls for us, and then given all these confusions over the pandemic or anything, people are picking up the phone more to complete a reservation and our customer service, because we have local help there through our gig economy travel agents, is helping answer those questions. So we actually had less of an impact last year over COVID. We were only down 23 percent where a lot of companies in our sector were down over 50 percent, and the main reason for that is our gig economy travel agents and that’s gonna continue to grow. One of the use of proceeds from this transaction is where gonna take that from 2,000 gig economy travel agents to 10,000 gig economy travel agents, and people will get the best customer service they’ve ever experienced because our AI behind that will make it…

ML: These aren’t considered, these aren’t consider full time employees or are they consider full time employees? I’m just wondering with states like a California, you know, are you, are you worried that you’re gonna have to pay them just like full time employees in terms of benefits cause of recent legislation and if the projections from cost savings will come down?

TH: So the interest—. Sure, so the interesting thing about this is somebody from Arizona can easily take that call of a person that would be in California. It’s not the same as an Uber or Lyft, where you have to be in the city to give that person a ride. They could be anywhere, so as legislation changes and economics change, we’ll adapt to that and then turn, you know, certain people on or off, or give, you know different volumes to different agents depending on what the sweet spot is given the legislation.